Item 77D - DWS Alternative Asset Allocation
Fund (a series of DWS Market Trust)
Effective on or around May 31, 2013, QS Investors,
LLC ("QS Investors") will no longer serve as subadvisor to the fund. All references to QS
Investors are hereby deleted.
Effective on or around May 31, 2013, all disclosure and references in the fund's prospectus to the "Global Tactical Asset Allocation Overlay
Strategy," "GTAA," "GTAA strategy" or "GTAA risk" are hereby deleted.
Effective on or about May 31, 2013, the Fund changed its principal investment strategy to:
Main investments. The fund is a fund-of-funds, which means its assets are invested in a combination of other DWS funds (i.e., mutual funds, exchange-traded funds (ETFs) and other pooled investment vehicles managed by Deutsche
Investment Management Americas Inc., the fund's investment advisor, or one of its affiliates), certain other securities and derivative instruments (the use of derivatives by the fund and the underlying funds in which the fund invests is described below in Currency and interest rate strategies and Derivatives). The fund seeks to achieve its objective by investing in alternative (or non- traditional) asset categories and investment strategies. The fund may also invest in securities of unaffiliated ETFs or hedge funds when the desired economic exposure to a particular asset category or investment strategy is not available through a DWS fund (DWS funds, unaffiliated ETFs and hedge funds are collectively referred to as "underlying funds"). The fund's allocations among the underlying funds may vary over time.
Management process. Portfolio management utilizes a strategic asset allocation process to determine the non-traditional or alternative asset categories and investment strategies that should be represented in the fund's portfolio. Such asset categories and investment strategies may include:
market neutral, inflation-protection, commodities, real estate, floating rate loans, infrastructure, emerging markets and other alternative strategies.
Portfolio management also utilizes a tactical asset allocation process to adjust allocations in response to short-term market changes.
Currency and interest rate strategies. In addition to the fund's main investment strategy, portfolio management may seek to enhance returns by employing proprietary quantitative, rules-based methodology currency strategies across developed and emerging market currencies using derivatives
(contracts whose values are based on, for example, indices, currencies or securities), in particular forward currency contracts. Three main strategies may be employed: a carry strategy, a momentum strategy and a valuation strategy. In implementing the carry strategy, portfolio management will use a "relative value" analysis, seeking to systematically sell low interest rate currencies and buy high interest rate currencies.
In implementing the momentum strategy, portfolio management will use multi- year exchange rate trends, seeking to systematically sell lower returning currencies and buy higher returning currencies.
In implementing the valuation strategy, portfolio management will use a "fair value" analysis, seeking to systematically buy "undervalued" currencies and sell "overvalued" currencies.
Portfolio management also may seek to enhance returns by employing a rules-based methodology to identify interest rate trends across developed markets using derivatives, in particular buying and selling interest rate futures contracts. In implementing this strategy, portfolio management may utilize a proprietary rules-based interest rate futures index that measures the performance of the long/short allocations to a basket of six equally weighted interest rate futures indices: Australia, U.S., Japan, Switzerland, U.K., and Euro. Portfolio management applies the methodology to determine which interest rate futures from the most liquid currencies are trending positively or negatively, and purchases or sells interest rate futures accordingly.
The notional amount of the fund's aggregate currency and interest rate exposure resulting from these strategies may significantly exceed the net assets of the fund (and at times may exceed two times the fund's net assets).
Derivatives. Outside of the currency and interest rate strategies, the fund and the underlying funds in which the fund invests, may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.